Filed Pursuant to Rule 253(g)(2)

File No. 024-12419

SUPPLEMENT NO 4. DATED FEBRUARY 21, 2025

This document supplements, and should be read in conjunction with the Offering Circular dated July 25, 2024 (the “Offering Circular”) of Mode Mobile, Inc., and supplemented on August 19, 2024, October 10, 2024, and November 22, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the Company’s Risk Factors, Use of Proceeds, and Our Business to identify potential impacts of strategic acquisitions, with a focus on asset acquisitions. As of the date of this Supplement, the Company has not identified any specific acquisition targets of has entered into any definitive agreements associated with such acquisitions.

RISK FACTORS

Risks Associated with the Company’s Acquisition Strategy

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy may include acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. If we are unable to identify or complete suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any potential acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect.

We may incur indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are seeking to raise in this Offering. As a result, we may be required to incur indebtedness, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We may issue equity securities to finance our acquisitions, which may result in dilution to our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

USE OF PROCEEDS TO THE ISSUER

Please see the table below for a summary our intended use of proceeds from this Offering under various raise scenarios:

			Maximum Offering
Total Gross Cash Proceeds	$5,000,000	$20,000,000	$37,500,000
To Selling Securityholders	$0	$4,000,000	$7,500,000
Commissions & Variable Expenses	$645,000	$1,410,000	$2,302,500
Transaction Fee Charged To Investors	$-100,000	$-400,000	$-750,000
Fixed Costs	$60,500	$60,500	$60,500

Total Net Proceeds	$4,394,500	$14,929,500	$28,387,000

Use of Net Proceeds	Amount	%	Amount	%	Amount	%
Payroll	$1,098,625	25%	$3,732,375	25%	$7,096,750	25%
Product Development	$1,098,625	25%	$2,985,900	20%	$5,677,400	20%
Marketing & Advertising	$1,098,625	25%	$2,985,900	20%	$7,096,750	25%
General & Administrative	$1,098,625	25%	$2,239,425	15%	$4,258,050	15%
Asset Acquisitions	$0	0%	$2,985,900	20%	4,258,050	15%
Total Use of Proceeds	$4,394,500		$14,929,500		$28,387,000

Because the Offering is a “best efforts,” we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

OUR BUSINESS

Acquisition Strategy

The Company intends to make strategic acquisitions of assets over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring specific complimentary assets, and/or acquiring key technology, know-how, and personnel. These acquisitions are likely to be undertaken with a mixture of both cash and stock. Potential targets include assets associated with businesses/apps in the rewards & loyalty space, gaming portfolios, launcher and lock screen products and other earnings-related verticals.

When reviewing potential acquisition targets, the Company plans to look for the following:

●	Product compatibility
●	Year over year revenue growth
●	Current profitability
●	Strong user growth and retention
●	Attractive user acquisition metrics (ROAS, LTV/CAC ratio etc.)

The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.